Filed by Biovail Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Valeant Pharmaceuticals International
Commission File No.: 001-11397

From: Karen Payton On Behalf Of Bill Wells
Sent: Monday, June 21, 2010 2:40 AM
To: Company Wide
Subject: Announcement: Biovail and Valeant Agree to Merge

Dear Biovail Employees,

I am pleased to share some exciting news with you. Earlier today, Biovail and Valeant announced that their Boards of Directors have unanimously approved a definitive merger agreement to combine the companies. The combined company will be called Valeant Pharmaceuticals International, Inc. (“the new Valeant”). We believe this combination creates a new leader in the specialty pharmaceuticals industry by bringing together two highly successful management teams in our industry.

The new Valeant will have a significantly expanded presence in North America and operations in eight other countries, working across four growth platforms. The new Valeant will be able to leverage its complementary product lines and operations in specialty Central Nervous System (CNS), Dermatology, Canada and emerging markets/branded generics. In addition, the combined company will have limited patent exposure and enjoy strong and stable cash flows from legacy products that will support future growth. The new Valeant, on a 12-month trailing basis as of March 31, 2010, would have experienced double digit revenue growth. Combining Valeant and Biovail will create greater opportunities for both companies at a level that would not have been possible for either on a stand-alone basis.

Valeant is an industry-leading specialty pharmaceutical company based in Orange County, California. Valeant is dedicated to the development and marketing of specialty pharmaceuticals, branded generic and over-the-counter products, with a primary focus on the neurology and dermatology therapeutic areas. Valeant employs approximately 3,100 people worldwide, with manufacturing sites in Canada, Brazil, Poland and Mexico.

As you know, our focus for the past few years has been on moving Biovail to high growth and this combination with Valeant is a significant step towards that goal. This merger is entirely consistent with our four corporate values: it’s a courageous step designed to enable us to respond with greater agility to opportunities. Our new colleagues from Valeant share our passion to benefit the lives of our patients and increase value for our stockholders, and they also share our respect for individuals.

Impact on Employees

I regard Biovail’s employees as some of the most talented and dedicated in the industry, and I am confident that Valeant’s team will complement us well. As the new Valeant we will have the opportunity to execute our strategy and mission on a larger scale, and to take advantage of the key capabilities and talent that each company brings to the table. Like Biovail, Valeant is a product of change and reinvention, and this transaction is just the latest chapter in both of our histories.

Both companies have grown by double-digits in Canada and, once combined, we will be the largest pharmaceutical company located in Canada and owned by a Canadian parent company. Following completion of the merger, the combined company will remain headquartered in Mississauga, Ontario. In addition, the new Valeant will retain Biovail’s existing principal operating subsidiary in Barbados, which will continue to own, manage, control and develop intellectual property for the combined company. The location of the new Valeant’s U.S. headquarters will be determined after the close of the transaction.  At this juncture it is important to remember that this transaction is about growth and opportunity.

The new Valeant’s Board of Directors will be comprised of individuals from both Biovail and Valeant. I will serve as non-executive Chairman of the new Valeant, and Mike Pearson, currently Chairman and Chief Executive Officer of Valeant, will be the Chief Executive Officer, residing in Barbados. Mike is a Canadian national, who later moved to the U.S. where he enjoyed a 23-year career at McKinsey & Company helping leading companies enact successful turnarounds, acquisitions, and corporate strategy before taking the reins at Valeant in 2008. We will be forming a team comprised of senior executives from both companies to assist with the transition process.

Enhanced Offerings

By harnessing the strengths of both companies, we will be well-positioned to further deliver on our shared goal of developing innovative solutions that provide meaningful benefits to patients with unmet medical needs in order to help them live healthier lives. Our respective companies each have a diverse product portfolio and pipeline, with a demonstrated ability to unlock hidden value in overlooked assets. Our complementary efforts will expand our already strong franchises, and together, we will have a product pipeline with greater depth and scope and more efficient commercialization pathways through which to bring products to market.

Generates Value for Stockholders

For Biovail stockholders – including those of you who hold stock – this transaction represents a 15 percent premium based on a calculation of the stock prices over the last 10 trading days.  It is anticipated that by December 31, 2010, contingent upon the closing of the merger and subject to approval by the combined company’s Board of Directors and to applicable law, the new Valeant will pay a one-time $1.00 per share dividend to all stockholders of the combined entity. Upon the completion of the merger, Biovail stockholders will own approximately 50.5 percent and Valeant stockholders will own approximately 49.5 percent of the shares of the combined company on a fully diluted basis.

What to Expect Next

The merger is expected to be complete before the end of the year. In terms of next steps, it is important to understand that until the transaction closes, Biovail and Valeant will continue to operate as independent companies and it will be business as usual here at Biovail.  Both Biovail and Valeant have successful integration track records, and I am confident that this combination will be completed seamlessly.

Members of our executive team will be visiting our various sites and will be on hand to answer questions and concerns. Further, there are two opportunities today to learn more about this combination and what it means to you. We will host a conference call and a live Internet webcast along with a slide presentation today at 8:30 a.m. EDT (5:30 a.m. PDT) to discuss this combination. The dial-in number to participate on this call is (877) 295-5743, confirmation code 83365938.  International callers should dial (973) 200-3961, confirmation code 83365938. A replay will be available for one week following the live webcast through June 28, 2010. The live webcast of the conference call may be accessed through the investor relations section on Valeant's web site at www.valeant.com and Biovail's web site at www.biovail.com.

I also hope you will join Mike and I for an all-employee webcast today at 3:30 pm ET. You can access the webcast at http://206.47.0.157/console/console-login?active=yes or to participate via telephone dial-in (416) 340-2217 / (866)-696-5910, confirmation code 4064295. You can email your questions in advance to karen.payton@biovail.com or follow the operator’s instructions to ask questions on the call. We’ll work to address as many questions as we can.

A copy of the press release we issued this morning, as well as an FAQ answering some of the questions you may have, are attached to this email. As we move forward, we’ll do our very best to keep you informed in a timely manner.

It is likely that today’s news will lead to increased interest in Biovail, and it is important we speak with one voice on this matter. If you receive any inquiries from the media or other interested parties, please refer them to Nelson Isabel at (905) 286-3250.

We owe much of our success to your tireless efforts. As we move through this process, we’ll continue to rely on you to focus on the work at hand, serve our partners and patients, and help achieve our goals.  Thank you for all you do to make our company successful.

Sincerely,

Bill Wells
Chief Executive Officer

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; the expected timing of the completion of the transaction; and the expected payment of a one-time cash dividend.  Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”,  “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although certain of these statements set out herein are indicated above, all of the statements in this letter that contain forward-looking statements are qualified by these cautionary statements. Although Valeant and Biovail believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above.  Actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by Valeant and Biovail stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Valeant and Biovail operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the pharmaceutical industry, as detailed from time to time in each of Valeant’s and Biovail’s reports filed with the Securities and Exchange Commission (“SEC”) and, in Biovail’s case, the Canadian Securities Administrators (“CSA”).  There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this letter, as well as under Item 1.A. in each of Valeant’s and Biovail’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and Item 1.A in each of Valeant’s and Biovail’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.  Valeant and Biovail caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Valeant and Biovail, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Neither Biovail nor Valeant undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information

In connection with the proposed merger, Valeant and Biovail plan to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Valeant and Biovail that also constitutes a prospectus of each of Valeant and Biovail.  Valeant and Biovail will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Valeant and Biovail, free of charge, at the website maintained by the SEC at www.sec.gov and, in Biovail’s case, on SEDAR at www.sedar.com.  You may also obtain these documents, free of charge, from Valeant’s website (www.valeant.com) under the tab “Investor Relations” and then under the heading “SEC Filings,” or by directing a request to Valeant, One Enterprise, Aliso Viejo, California, 92656, Attention: Corporate Secretary.  You may also obtain these documents, free of charge, from Biovail’s website (www.biovail.com) under the tab “Investor Relations” and then under the heading “Regulatory Filings” and then under the item “Current SEC Filings,” or by directing a request to Biovail, 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, Attention: Corporate Secretary.

The respective directors and executive officers of Valeant and Biovail and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Valeant’s directors and executive officers is available in its definitive proxy statement filed with the SEC by Valeant on March 25, 2010, and information regarding Biovail directors and executive officers is available in its definitive proxy statement filed with the SEC and CSA by Biovail on April 21, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and the CSA when they become available.  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.